WPN Resources Ltd

~~Grove Energy Limited~~

FILE No. 82-2418
Rule 12g3-2 (b)

Date: October 4, 2004

NEWS RELEASE

BOARD AND MANAGEMENT ADDITIONS, DIRECTOR AND CONSULTANT OPTIONS

Vancouver, B.C.... **Grove Energy Limited (TSX-V:GRV)** is pleased to announce the following board and management changes to the Company:

Robert Downey, Vice President, Legal and Commercial. Mr. Downey B.Ed LL.B (Hons) has been admitted to practice as a barrister and solicitor of the Supreme Court of W.A. and the High court of Australia, and has practiced law since 1998 for a large Australian national law firm and a boutique practice specializing in equity raising for Australian and international resources companies. Mr. Downey's. focus has been predominately resource companies in the area of company law, initial public offerings, other equity raisings and mergers and acquisitions, with extensive experience with listed companies on the ASX, the TSX and the AIM markets.

Tony Hawkshaw, Chief Financial Officer. Mr. Hawkshaw is a member of the Institute of Chartered Accountants of Ontario and is a qualified accountant. Mr. Hawkshaw was CFO of Pan American Silver Corporation from 1995 to December 2003 and has extensive experience in international finance, equity raising and corporate acquisitions. Prior to 1995, he was CFO and Vice President, Great Lakes Minerals Inc.

To reflect the continued growth of the Company, Glenn Whiddon has been appointed Chief Executive Officer and Feroz Sultan has been appointed Chief Operating Officer of the Company.

The Company also wishes to advise that a total of 2,400,000 options have been allocated to directors, employees and consultants. These options are exercisable at a price of $0.40 and have terms ranging between 1 and 3 years.

GROVE ENERGY LIMITED

Per "Glenn Whiddon"
GLENN R. WHIDDON, CEO

dlw 10/6

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technical and mechanical problems, geological conditions in the reservoir may not result in commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

For further information please contact:
Glenn Whiddon, CEO
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax: +61(0)8 9322 7577
E-Mail:office@groveenergy.com